Exhibit 3.2

AMENDMENT TO AMENDED AND RESTATE BYLAWS

OF PENSECO FINANCIAL SERVICES CORPORATION

Effective May 7, 2012

Article II, Section 2.8 of the Amended and Restated By-laws of Penseco Financial Services Corporation shall be amended, and shall read in its entirety as follows:

Section 2.8. Shareholders shall not have the right to cumulate votes in the election of directors. In the election of directors, each shareholder shall have the right to cast a number of votes equal to the number of shares standing in such shareholder’s name on the books of the Corporation, and shall have the right to cast such number of votes (without cumulation) for each of a number of candidates equal to the number of directors to be elected in such election. The candidates for election as directors receiving the highest numbers of votes cast, even though not a majority of the votes cast, shall be elected.